Exhibit 99.1

Youku Tudou Announces Second Quarter 2013 Unaudited Financial Results

Revenue Growth Reaccelerated; Cost Synergies Materialized as Merger Integration Completed

BEIJING, China, August 9, 2013 — Youku Tudou Inc. (NYSE: YOKU, and formerly Youku Inc. or “Youku”), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for the second quarter 2013.

Basis of Presentation

On August 23, 2012, the Company and Tudou Holdings Limited (“Tudou”) announced the completion of the merger between Youku and Tudou. Following the completion of the merger, Tudou’s financial results were consolidated into the Company from the date of the completion of the merger.

This press release includes the Company’s selected unaudited pro forma combined financial information for the three months ended June 30, 2012 derived from the accompanying unaudited pro forma condensed combined statements of operations (the “Pro Forma Statement of Operations”) for the three months ended June 30, 2012. The Pro Forma Statement of Operations combines the historical consolidated statements of operations of Youku and Tudou, giving effect to the merger as if it had been completed on January 1, 2012.

The Pro Forma Statement of Operations has been derived from the unaudited historical consolidated statement of operations of Youku and Tudou. Certain financial statement line items included in Tudou’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Youku’s historical presentation. These include: business taxes, value-added tax, share based compensation expenses, selling and general administrative expenses relating to product development, professional licensed content, and intangible assets related to purchased software.

Additionally, based on Youku’s review with Tudou management of Tudou’s publicly disclosed summary of significant accounting policies prior to the merger, the adjustments to the historical statement of operations have been made to conform its accounting policies to those of Youku’s.

Second Quarter Highlights(1)

•                  Consolidated net revenues were RMB753.5 million (US$122.8 million), a 30% increase from the pro forma combined net revenues for the corresponding period in 2012.

•                  Consolidated gross profit was RMB190.2 million (US$31.0 million), an 87% increase from the pro forma combined gross profit for the corresponding period in 2012. Consolidated or pro forma combined non-GAAP gross profit is herein defined as consolidated or pro forma combined gross profit excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content.  Consolidated non-GAAP gross profit was RMB204.4 million (US$33.3 million), a 77% increase from the pro forma combined non-GAAP gross profit for the corresponding period in 2012.

•                  Consolidated net loss was RMB105.1 million (US$17.1million), a 40% decrease from the pro forma combined net loss for the corresponding period in 2012. Consolidated or pro forma combined non-GAAP net loss is herein defined as consolidated or pro forma combined net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. Consolidated non-GAAP net loss was RMB44.6 million (US$7.3 million), a 63% decrease from the pro forma combined non-GAAP net loss for the corresponding period in 2012.

(1)  The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.1374 to US$1.00, the effective noon buying rate as of June 28, 2013 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

•                  Consolidated basic and diluted loss per ADS, each representing 18 Class A ordinary shares, amounted to RMB0.63 (US$0.10) and RMB0.63 (US$0.10), respectively.

•                  Consolidated cash, cash equivalents, restricted cash and short-term investments totaled RMB3.3 billion (US$543.8 million) as of June 30, 2013.

•                  Consolidated acquisition of property and equipment was RMB34.5 million (US$5.6 million).

•                  Consolidated acquisition of intangible assets was RMB102.5 million (US$16.7 million).

“Multi-screen video consumption is a game changer for Internet television as it offers video anytime, anywhere on any device. We are leveraging our top-of-mind video brand awareness, comprehensive content library and cross-screen product functionalities to extend our leading presence across different screens. With users watching Internet videos on multiple screens becoming the standard in China, Youku Tudou is at the center of exciting growth opportunities for the long term,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “Youku Tudou is moving full speed ahead in multi-screen online video services. Mobile traffic growth is fast gaining traction ahead of our expectations with daily video views growing more than 100% in the last six months. The combination of dynamic growth in mobile traffic and the vast scale of our traffic on PC positions us as the clear leading multi-screen online video company in China.”

Dele Liu, President of Youku Tudou, added, “We made solid financial and operational progress across-the-board in the second quarter. Revenue growth reaccelerated due to more effective sales execution while cost synergies further materialized as the integration between Youku and Tudou was completed, resulting in significant margin improvement. We remain committed to building our user-generated content ecosystem and leveraging our original content production capabilities to differentiate Youku Tudou and support our content marketing solutions.”

Second Quarter 2013 Results

Consolidated net revenues were RMB753.5 million (US$122.8 million) in the second quarter of 2013, a 30% increase from the pro forma combined net revenues for the corresponding period in 2012 and meeting the consolidated net revenues guidance previously announced by the Company. Consolidated advertising net revenues were RMB726.6 million (US$118.4 million), meeting the consolidated advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Consolidated bandwidth costs as a component of consolidated cost of revenues were RMB164.1 million (US$26.7 million) in the second quarter of 2013, representing 22% of the consolidated net revenues, as compared to the pro forma combined bandwidth costs of RMB177.0 million (US$28.8 million), representing 31% of the pro forma combined net revenues for the corresponding period in 2012.

Consolidated content costs as a component of consolidated cost of revenues were RMB303.5 million (US$49.4 million) in the second quarter of 2013, representing 40% of the consolidated net revenues, as compared to the pro forma combined content costs of RMB208.3 million, representing 36% of the pro forma combined net revenues for the corresponding period in 2012. Consolidated non-GAAP content costs, which is herein defined as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content, were RMB289.2 million (US$47.1 million) in the second quarter of 2013, representing 38% of consolidated net revenues. Before any pro forma adjustments, the combined non-GAAP content costs were RMB248.6 million (US$40.5 million), representing 43% of the pro forma combined net revenues for the corresponding period in 2012. Including the pro forma adjustments, the pro forma combined non-GAAP content costs were RMB194.6 million (US$31.7 million), representing 34% of the pro forma combined net revenues for the corresponding period in 2012.

Consolidated gross profit was RMB190.2 million (US$31.0 million) in the second quarter of 2013, an 87% increase from the pro forma combined gross profit of RMB101.8 million (US$16.6 million) for the corresponding period in 2012.  Consolidated non-GAAP gross profit was RMB204.4 million (US$33.3 million) in the second quarter of 2013, representing 27% of consolidated net revenues, a 77% increase as compared to the pro forma combined non-GAAP gross profit of RMB115.5 million (US$18.8 million), representing 20% of the pro forma combined net revenues for the corresponding period in 2012.

Consolidated operating expenses were RMB306.8 million (US$50.0 million) in the second quarter of 2013, as compared to RMB296.8 million (US$48.4 million) of the pro forma combined operating expenses for the corresponding period in 2012. Consolidated non-GAAP operating expenses, which is herein defined as consolidated operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions, were RMB260.6 million (US$42.5 million) in the second quarter of 2013, a 2% increase compared to RMB254.4 million (US$41.5 million) of the pro forma combined non-GAAP operating expenses for the corresponding period in 2012. Detailed discussion of each component of consolidated operating expenses is as follows:

Consolidated sales and marketing expenses were RMB165.2 million (US$26.9 million) in the second quarter of 2013, as compared to RMB146.1 million (US$23.8 million) of the pro forma combined sales and marketing expenses for the corresponding period in 2012. Consolidated non-GAAP sales and marketing expenses, which is herein defined as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship, were RMB150.4 million (US$24.5 million) in the second quarter of 2013, a 12% increase compared to RMB134.7 million (US$21.9 million) of the pro forma combined non-GAAP sales and marketing expenses for the corresponding period in 2012. This increase was primarily due to higher commission expenses paid to our sales force in line with our revenue growth.

Consolidated product development expenses were RMB66.1 million (US$10.8 million) in the second quarter of 2013, as compared to RMB57.3 million (US$9.3 million) of the pro forma combined product development expenses for the corresponding period in 2012. Consolidated non-GAAP product development expenses, which is herein defined as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology, were RMB54.8 million (US$8.9 million) in the second quarter of 2013, a 14% increase compared to RMB48.2 million (US$7.9 million) of the pro forma combined non-GAAP product development expenses for the corresponding period in 2012. This increase was primarily due to higher personnel related expenses for our product development in mobile, search, social and paid-services.

Consolidated general and administrative expenses were RMB75.6 million (US$12.3 million) in the second quarter of 2013, as compared to RMB93.5 million (US$15.2 million) of the pro forma combined general and administrative expenses for the corresponding period in 2012. Consolidated non-GAAP general and administrative expenses, which is herein defined as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions, were RMB55.4 million (US$9.0 million) in the second quarter of 2013, a 22% decrease compared to RMB71.5 million (US$11.6 million) of the pro forma combined non-GAAP general and administrative expenses for the corresponding period in 2012.

Consolidated net loss was RMB105.1 million (US$17.1 million) in the second quarter of 2013, a 40% decrease compared to RMB176.3 million (US$28.7 million) of the pro forma combined net loss for the corresponding period in 2012. Consolidated non-GAAP net loss was RMB44.6 million (US$7.3 million) in the second quarter of 2013, a 63% decrease compared to RMB120.1 million (US$19.6 million) of the pro forma combined non-GAAP net loss for the corresponding period in 2012.

Consolidated non-GAAP adjusted EBITDA loss, which is herein defined as consolidated or pro forma combined net loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items, was RMB28.7 million (US$4.7 million) in the second quarter of 2013, a 75% decrease compared to RMB113.9 million (US$18.6 million) of the pro forma combined non-GAAP adjusted EBITDA loss for the corresponding period in 2012.

Business Outlook

For the third quarter of 2013, the Company expects consolidated net revenues will be between RMB830 million and RMB870 million, with consolidated advertising net revenues contributing between RMB740 million and RMB770 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on August 8, 2013 (9:00 a.m. Beijing/Hong Kong Time on August 9, 2013).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: +1-866-519-4004
International Dial In: +65-6723-9381
Mainland China Dial In: +86-400-620-8038 / +86-800-819-0121
Hong Kong Dial In: +852-2475-0994

A replay of the call will be available by dialing +1-855-452-5696 and entering passcode 27037557#. The replay will be available through August 16, 2013.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are among the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business: consolidated non-GAAP content costs, consolidated non-GAAP gross profit or loss, consolidated non-GAAP operating expenses, consolidated non-GAAP sales and marketing expense, consolidated non-GAAP product development expenses, consolidated non-GAAP general and administrative expenses, consolidated non- GAAP profit or loss from operations, consolidated non-GAAP net profit or loss and consolidated non-GAAP adjusted EBITDA profit or loss. We define consolidated non-GAAP content costs as consolidated content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define consolidated non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define consolidated non-GAAP sales and marketing expenses as consolidated sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define consolidated non-GAAP product development expense as consolidated product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define consolidated non-GAAP general and administrative expenses as consolidated general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define consolidated non-GAAP profit or loss from operations as consolidated profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP net profit or loss as consolidated net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define consolidated non-GAAP adjusted EBITDA profit or loss as consolidated net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future. In addition, in this press release we also included unaudited pro forma combined non-GAAP measures for the three months ended June 30, 2012, after giving effect to the merger between Youku and Tudou as if the merger had been completed on January 1, 2012 to provide comparative reference of the corresponding consolidated non-GAAP measures of the Company for the three months ended June 30, 2012. The pro forma data is presented for informational purposes only and does not purport to be indicative of the results of future operations, or of the results that would have occurred had the merger taken place at the beginning of 2012.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.

CONSOLIDATED BALANCE SHEETS

	For the Three Months Ended
(Amount in thousands, except for number of shares)	December 31, 2012	June 30, 2013
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,655,857	947,810	154,432
Restricted cash	9,003	8,309	1,354
Short-term investments	2,110,073	2,381,219	387,985
Accounts receivable, net	932,796	1,244,028	202,696
Intangible assets, net	19,607	101,477	16,534
Deferred tax assets	10,470	10,470	1,706
Prepayments and other assets	64,909	49,582	8,079
Total current assets	4,802,715	4,742,895	772,786

Non-current assets:
Property and equipment, net	200,681	208,143	33,914
Intangible assets, net	1,304,923	1,326,080	216,065
Capitalized content production costs	—	4,941	805
Prepayments and other assets	229,185	239,633	39,045
Goodwill	4,255,570	4,255,570	693,383
Total non-current assets	5,990,359	6,034,367	983,212

TOTAL ASSETS	10,793,074	10,777,262	1,755,998

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	181,878	284,285	46,320
Advances from customers	21,603	55,879	9,105
Accrued expenses and other liabilities	981,353	1,080,185	176,001
Current portion of long-term debt	7,441	1,122	183
Total current liabilities	1,192,275	1,421,471	231,609

Non-current liabilities:
Deferred tax liability	224,374	224,374	36,558
Other liabilities	19,552	70	11
Total non-current liabilities	243,926	224,444	36,569

Total liabilities	1,436,201	1,645,915	268,178

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,286,643,502 and 2,325,733,363 issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	149	152	25
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2012 and June 30, 2013, respectively)	49	49	8
Additional paid-in capital	10,768,204	10,919,623	1,779,194
Statutory reserves	1,500	1,500	244
Accumulated deficit	(1,297,147)	(1,634,672)	(266,346)
Accumulated other comprehensive loss	(115,882)	(155,305)	(25,305)
Total shareholders’ equity	9,356,873	9,131,347	1,487,820

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,793,074	10,777,262	1,755,998

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
(Amounts in thousands, except for number of shares and ADS and per share and per ADS data)	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	578,308	515,997	753,457	122,765	1,269,454	206,840

Cost of revenues (Note 1)	(476,545)	(501,766)	(563,281)	(91,778)	(1,065,047)	(173,534)

Gross profit	101,763	14,231	190,176	30,987	204,407	33,306

Operating expenses:
Product development	(57,260)	(56,828)	(66,051)	(10,762)	(122,879)	(20,021)
Sales and marketing	(146,074)	(127,600)	(165,201)	(26,917)	(292,801)	(47,707)
General and administrative	(93,504)	(83,350)	(75,569)	(12,313)	(158,919)	(25,894)
Total operating expenses	(296,838)	(267,778)	(306,821)	(49,992)	(574,599)	(93,622)

Loss from operations	(195,075)	(253,547)	(116,645)	(19,005)	(370,192)	(60,316)

Interest income	12,938	7,179	7,090	1,155	14,269	2,324
Interest expenses	(1,956)	(387)	(158)	(26)	(545)	(89)
Other, net	5,423	14,281	4,720	769	19,001	3,096
Total other income, net	16,405	21,073	11,652	1,898	32,725	5,331

Loss before income taxes	(178,670)	(232,474)	(104,993)	(17,107)	(337,467)	(54,985)
Income taxes	2,391	—	(58)	(9)	(58)	(10)

Net loss	(176,279)	(232,474)	(105,051)	(17,116)	(337,525)	(54,995)

Net loss per share, basic and diluted	(0.06)	(0.08)	(0.04)	(0.01)	(0.11)	(0.02)
Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.09)	(1.42)	(0.63)	(0.10)	(2.05)	(0.33)
Shares used in computation, basic and diluted	2,918,302,861	2,953,267,696	2,980,162,122	2,980,162,122	2,969,000,985	2,969,000,985
ADSs used in computation, basic and diluted	162,127,936	164,070,427	165,564,562	165,564,562	164,944,499	164,944,499

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
(Amounts in thousands)
Cost of revenues:
Value added, business taxes and surcharges	60,891	48,925	74,334	12,112	123,259	20,083
Bandwidth costs	176,951	161,045	164,111	26,739	325,156	52,979
Depreciation of servers and other equipment	30,424	22,470	21,384	3,484	43,854	7,146
Content costs	208,279	269,326	303,452	49,443	572,778	93,326
Total Cost of Revenues	476,545	501,766	563,281	91,778	1,065,047	173,534

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended				For the Six Months Ended
(Amounts in thousands)	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	(62,848)	(232,474)	(105,051)	(17,116)	(218,973)	(337,525)	(54,995)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	14,742	26,795	27,502	4,481	28,743	54,297	8,847
Bad debt expense	1,669	7,076	10,035	1,635	2,327	17,111	2,788
Amortization of intangible assets and capitalized content production costs	77,338	138,991	176,523	28,762	168,521	315,514	51,408
Amortization of long-term debt discounts	535	221	92	15	1,151	313	51
Gain on disposal of property and equipment	—	695	(645)	(105)	—	50	8
Foreign exchange loss	(374)	325	(847)	(138)	(185)	(522)	(85)
Share-based compensation	26,197	37,850	48,529	7,907	49,264	86,379	14,075
Gain form remeasurement of previously held investment in acquired subsidiary	—	—	—	—	(3,344)	—	—
Change in operating assets and liabilities:
Restricted cash	—	(10)	704	115	—	694	113
Accounts receivable	(232,847)	(33,644)	(294,698)	(48,017)	(234,895)	(328,342)	(53,499)
Prepayments and other assets	19,167	1,347	21,794	3,551	30,332	23,141	3,770
Capitalized content production costs	(2,872)	15,961	(42,382)	(6,906)	(7,897)	(26,421)	(4,305)
Accounts payable	(2,504)	(9,864)	11,179	1,821	(2,491)	1,315	214
Advances from customers	(12,392)	38,457	(4,180)	(681)	16,594	34,277	5,585
Accrued expenses and other liabilities	83,026	12,468	88,046	14,347	92,375	100,514	16,378
Net cash (used in) provided by operating activities	(91,163)	4,194	(63,399)	(10,329)	(78,478)	(59,205)	(9,647)

Cash flows from investing activities:
Acquisition of property and equipment	(22,603)	(27,364)	(34,549)	(5,629)	(32,672)	(61,913)	(10,088)
Proceeds received from maturity of short-term investments	1,145,908	36,703	621,948	101,337	1,399,581	658,651	107,318
Short-term investments placed with financial institutions	—	(185,590)	(739,059)	(120,419)	(254,474)	(924,649)	(150,658)
Proceeds from disposal of property and equipment	—	—	1,282	209	—	1,282	209
Cash acquired, net of cash paid for acquired subsidiaries	—	—	—	—	(25,778)	—	—
Acquisition of intangible assets	(51,625)	(238,921)	(102,500)	(16,701)	(102,045)	(341,421)	(55,630)
Net cash (used in) provided by investing activities	1,071,680	(415,172)	(252,878)	(41,203)	984,612	(668,050)	(108,849)

Cash flows from financing activities:
Exercise of employee stock options	8,483	28,740	35,935	5,855	14,327	64,675	10,538
Principal repayments on long-term debt	(2,956)	(3,236)	(3,330)	(543)	(4,943)	(6,566)	(1,070)
Net cash (used in) provided by financing activities	5,527	25,504	32,605	5,312	9,384	58,109	9,468
Effect of exchange rate changes on cash and cash equivalents	9,527	(6,293)	(32,608)	(5,313)	7,050	(38,901)	(6,338)
Net (decrease) increase in cash and cash equivalents	995,571	(391,767)	(316,280)	(51,533)	922,568	(708,047)	(115,366)
Cash and cash equivalents at the beginning of the period	2,219,535	1,655,857	1,264,090	205,965	2,292,538	1,655,857	269,798
Cash and cash equivalents at the end of the period	3,215,106	1,264,090	947,810	154,432	3,215,106	947,810	154,432

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Cost

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Content cost	208,279	269,326	303,452	49,443	572,778	93,326
Deduct: share-based compensation	4,806	5,663	6,465	1,053	12,128	1,976
Deduct: amortization of intangible assets from business combination	8,897	8,331	7,741	1,261	16,072	2,619
Non-GAAP content cost	194,576	255,332	289,246	47,129	544,578	88,731

2. Non-GAAP Gross Profit

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Gross profit	101,763	14,231	190,176	30,987	204,407	33,306
Add back: share-based compensation	4,806	5,663	6,465	1,053	12,128	1,976
Add back: amortization of intangible assets from business combination	8,897	8,331	7,741	1,261	16,072	2,619
Non-GAAP gross profit	115,466	28,225	204,382	33,301	232,607	37,901

3. Non-GAAP Operating Expenses

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Operating expenses	296,838	267,778	306,821	49,992	574,599	93,622
Deduct: share-based compensation	30,939	32,187	42,064	6,854	74,251	12,099
Deduct: business combination related expenses	7,371	—	—	—	—	—
Deduct: amortization of intangible assets from business combination	4,176	4,155	4,155	676	8,310	1,354
Non-GAAP operating expenses	254,352	231,436	260,602	42,462	492,038	80,169

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Sales and marketing expenses	146,074	127,600	165,201	26,917	292,801	47,707
Deduct: share-based compensation	9,331	10,061	12,708	2,071	22,769	3,710
Deduct: amortization of intangible assets from business combination	2,087	2,077	2,077	338	4,154	676
Non-GAAP sales and marketing expenses	134,656	115,462	150,416	24,508	265,878	43,321

5. Non-GAAP Product Development Expenses

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Product development expenses	57,260	56,828	66,051	10,762	122,879	20,021
Deduct: share-based compensation	7,659	6,967	9,890	1,611	16,857	2,747
Deduct: amortization of intangible assets from business combination	1,402	1,395	1,395	227	2,790	455
Non-GAAP product development expenses	48,199	48,466	54,766	8,924	103,232	16,819

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
General and administrative expenses	93,504	83,350	75,569	12,313	158,919	25,894
Deduct: share-based compensation	13,949	15,159	19,466	3,172	34,625	5,642
Deduct: business combination related expenses	7,371	—	—	—	—	—
Deduct: amortization of intangible assets from business combination	687	683	683	111	1,366	223
Non-GAAP general and administrative expenses	71,497	67,508	55,420	9,030	122,928	20,029

7. Non-GAAP Loss from Operations

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Loss from operations	(195,075)	(253,547)	(116,645)	(19,005)	(370,192)	(60,316)
Add back: share-based compensation	35,745	37,850	48,529	7,907	86,379	14,075
Add back: business combination related expenses	7,371	—	—	—	—	—
Add back: amortization of intangible assets from business combination	13,073	12,486	11,896	1,937	24,382	3,973

Non-GAAP loss from operations	(138,886)	(203,211)	(56,220)	(9,161)	(259,431)	(42,268)

8. Non-GAAP  Net Loss

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Net loss	(176,279)	(232,474)	(105,051)	(17,116)	(337,525)	(54,995)
Add back: share-based compensation	35,745	37,850	48,529	7,907	86,379	14,075
Add back: business combination related expenses	7,371	—	—	—	—	—
Add back: amortization of intangible assets from business combination	13,073	12,486	11,896	1,937	24,382	3,973
Non-GAAP net loss	(120,090)	(182,138)	(44,626)	(7,272)	(226,764)	(36,947)

9.  Non-GAAP EBITDA Loss

	For the Three Months Ended				For the Six Months Ended
	Pro Forma
	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2013	June 30, 2013	June 30, 2013
	RMB	RMB	RMB	US$	RMB	US$
Net loss	(176,279)	(232,474)	(105,051)	(17,116)	(337,525)	(54,995)
Add back:
Depreciation and amortization (excluding amortization
of acquired content) (2)	25,035	26,810	27,516	4,483	54,326	8,852
Interest income	(12,938)	(7,179)	(7,090)	(1,155)	(14,269)	(2,324)
Interest expenses	1,956	387	158	26	545	89
Income taxes	(2,391)	—	58	9	58	10
EBITDA loss	(164,617)	(212,456)	(84,409)	(13,753)	(296,865)	(48,368)

Adjustments:
Share-based compensation	35,745	37,850	48,529	7,907	86,379	14,075
Business combination related expenses	7,371	—	—	—	—	—
Amortization of intangible assets from business combination	13,073	12,486	11,896	1,937	24,382	3,973
Others, net	(5,423)	(14,281)	(4,720)	(769)	(19,001)	(3,096)
Non-GAAP EBITDA loss	(113,851)	(176,401)	(28,704)	(4,678)	(205,105)	(33,416)

(1)   For more information on the Non-GAAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)   The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.